UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42602

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On April 21, 2025, Everbright Digital Holding Limited, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “IPO”).

In connection with the IPO, the Company passed both shareholder and board resolutions on April 10, 2025, approving the adoption of the second amended and restated memorandum and articles of association of the Company (the “Listing M&A”), in substitution for its existing Memorandum and Articles, effective immediately prior to the completion of the IPO. A copy of the Listing M&A is furnished herewith as Exhibit 3.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Everbright Digital Holding Limited

Date: April 24, 2025	By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second amended and restated memorandum and articles of association of Everbright Digital Holding Limited

3